UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025, or
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .

Commission File Number: 001-13901

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIS BANCORP 401(k) PROFIT SHARING PLAN
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ameris Bancorp
3490 Piedmont Road N.E., Suite 1550
Atlanta, Georgia 30305

AMERIS BANCORP
401(k) PROFIT SHARING PLAN

FINANCIAL REPORT
As of December 31, 2025 and 2024 and for the
Year Ended December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of
Ameris Bancorp 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ameris Bancorp 401(k) Profit Sharing Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Ameris Bancorp 401(k) Profit Sharing Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at the end of the year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/MAULDIN & JENKINS, LLC

We have served as the Plan's auditor since 1999.

Albany, Georgia
June 23, 2026

 MAULDIN & JENKINS, LLC • 2911 MEREDYTH DRIVE • POST OFFICE BOX 71549 • ALBANY, GEORGIA 31708-1549
229-446-3600 • FAX 229-446-3664 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

AMERIS BANCORP
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2025 AND 2024

	2025	2024
ASSETS
Investments:
Fully benefit-responsive investment contracts, at contract value	$13,917,631	$14,300,689
Pooled separate accounts, at fair value	202,655,442	174,141,420
Mutual funds, at fair value	95,102,641	83,365,469
Ameris Bancorp common stock, at fair value	18,978,863	16,969,374
	330,654,577	288,776,952
Receivables:
Employer contributions receivable	323,858	318,376
Notes receivable from participants	6,089,031	5,738,504
	6,412,889	6,056,880

NET ASSETS AVAILABLE FOR BENEFITS	$337,067,466	$294,833,832

See Notes to Financial Statements.

AMERIS BANCORP
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2025

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$41,148,184
Interest and dividends	1,433,507
42,581,691

Other income
Interest on notes receivable from participants	496,290

Contributions
Employer contributions	7,575,408
Participant contributions	21,043,217
Rollovers	4,927,826
33,546,451

Total additions	76,624,432

Deductions from net assets attributed to:
Benefits paid to participants	34,093,338
Plan expenses	297,460
Total deductions	34,390,798

Net increase	42,233,634

Net assets available for benefits:
Beginning of year	294,833,832

End of year	$337,067,466

See Notes to Financial Statements.

AMERIS BANCORP
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following description of the Ameris Bancorp 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Ameris Bancorp (the “Company”) who are eighteen years of age and older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Principal Trust Company serves as Trustee of the Plan.

Participation

An employee will become eligible to participate in the 401(k) arrangement and employer contributions following the completion of 30 days of service with the employer and attaining the age of 18.

Contributions

Employee Contributions: A participant may elect to contribute, on a before-tax or after-tax basis from 1% of their compensation up to the maximum allowed by law. However, the Plan does limit before-tax contributions from those participants considered highly compensated employees, as defined by the Internal Revenue Code (“IRC”). All contributions are subject to the limitations provided in ERISA and the IRC.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The automatic deferral rate increases 1% per year to a maximum of 15% unless affirmatively changed by the participant.

Employer Contributions: The Plan provides for a non-elective matching contribution equal to 50% of the employee 401(k) elective deferrals that do not exceed 8% of eligible compensation as defined in the Plan for each payroll period during the year. All contributions are subject to the limitations provided in ERISA and the IRC. The Plan also provides for discretionary contributions; however, no such contributions were made for 2025 or 2024.

Investment Options

Principal Life Insurance Company ("Principal") is the record keeper and third-party administrator and provides Ameris Bancorp common stock, mutual fund, pooled separate accounts, and fully benefit-responsive investment contract options. Employer contributions, if any, are invested in the same investment selection as the employee contributions. Participants may change investment options at any time. Ameris Bancorp common stock is limited to 20% of a participant's contribution election and transfers into Ameris Bancorp common stock are limited to 20% of a participant's account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, if any, and (b) Plan earnings or losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS
Vesting

Employee Contribution: All participants are 100% vested as of their participation date.

Employer Matching Contribution: Participants become 20% vested after one year of service and the vesting percentage increases 20% for each year of service thereafter until five years of service, at which time the participant is 100% vested. Participants not otherwise 100% vested will become 100% vested upon reaching normal retirement age, total disability or death.

Notes Receivable from Participants

Participants may borrow from their vested account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their vested account balance, or (ii) $50,000. Loan terms are up to five years for a general-purpose loan and up to 20 years for a primary residence loan. Loans are secured by the participant's account balance and bear interest at the prime rate, plus one percent. Generally, principal and interest are paid by participants ratably through payroll deductions.

Retirement Benefits

A participant becomes eligible for benefits at the normal retirement date (age 65). At that time, if an inactive participant's vested account balance is less than $1,000, then the balance will be distributed in a lump-sum payment. If an inactive participant's vested account balance is more than $1,000 but less than $5,000, then the balance will be directly rolled over into an individual retirement account. If the vested account balance is $5,000 or more, the participant may elect to receive the benefits either as a lump-sum distribution, as a split between lump-sum and installment distributions, as installment payments over a specified period of time, or various annuity offerings. Active participants who continue employment after reaching the normal retirement age are not subject to the above distribution provisions until a separation of service occurs.
In-Service Withdrawals

Upon attaining age 59 1/2, participants may at any time withdraw all or any part of their vested account resulting from employee contributions, employer matching contributions or discretionary contributions.

Rollover contributions may be withdrawn from the Plan at any time.

Disability Benefits

A participant may retire under the Plan in the event of disability and shall be fully vested. In this event the participant will be eligible to receive the entire amount standing to their credit in their individual accounts.

Termination Benefits

Employee Contribution: A participant shall receive 100% of their employee contribution if their employment is terminated.

Employer Contribution: A participant shall receive only their vested portion of the employer contribution account if their employment is terminated for any reason other than retirement at normal age, disability, or death.

Death Benefits

If a participant dies while in the service of the Company, their beneficiary shall receive the vested amount of the participant’s individual accounts. In the event of death of an inactive participant, any remaining benefits which were payable to the inactive participant shall be paid to their beneficiary.

NOTES TO FINANCIAL STATEMENTS
Forfeitures

Amounts of participants’ forfeited non-vested accounts shall first be used to pay plan administrative expenses and then may be used to reduce future employer contributions. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $660,116 and $799,578, respectively. During the year ended December 31, 2025, forfeited non-vested accounts of $1,013,826 were used to offset matching contributions and pay Plan administrative expenses.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value, except fully benefit responsive investment contracts, as defined in Note 3. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value. In accordance with generally accepted accounting practices for stating investments at fair value, net unrealized appreciation for the period is reflected in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit-Responsive Investment Contracts: For these investments, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. This being due to the fact that that contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions Income Recognition: The Plan records employer and employee contributions receivable when compensation is paid and deferrals are withheld. In accordance with ASC 326, no allowance for credit losses has been recorded at December 31, 2025 and 2024, as employer and employee contributions receivable have never historically incurred losses and current conditions and supportable forecasts show zero risk of nonpayment.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. If a participant ceases to make

NOTES TO FINANCIAL STATEMENTS
loan payments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Payments on loans are collected through regular payroll deductions.

Subsequent Events

Plan management has evaluated events and transactions that occurred between December 31, 2025 and the issuance of the report for possible recognition or disclosure in the financial statements.

NOTE 3 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) ASC”) Topic 820, Fair Value Measurement (“ASC 820”), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•quoted prices for similar assets or liabilities in active markets,

•quoted prices for identical or similar assets or liabilities in inactive markets,

•inputs other than quoted prices that are observable for the asset or liability, and

•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Ameris Bancorp Common Stock: Valued at quoted market prices for identical assets and is valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts: Valued at the NAV of units of the pooled separate account. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different that the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a pooled separate account, the investment adviser reserves the right to temporarily delay withdrawal from the account in order to ensure that the securities liquidations will be carried out in an orderly business manner. There were no outstanding commitments at December 31, 2025 and 2024.

NOTES TO FINANCIAL STATEMENTS

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total

Ameris Bancorp Common Stock	$18,978,863	$—	$—	$18,978,863
Mutual funds	$95,102,641	$—	$—	$95,102,641

Investments measured at net asset value (a) -
Pooled separate accounts				$202,655,442
Total investments at fair value				$316,736,946

(a)In accordance with subtopic 820-10, certain investments that were measured at net asset per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total

Ameris Bancorp Common Stock	$16,969,374	$—	$—	$16,969,374
Mutual funds	$83,365,469	$—	$—	$83,365,469

Investments measured at net asset value (a) -
Pooled separate accounts				$174,141,420
Total investments at fair value				$274,476,263
There were no significant transfers of investments among levels during the years ended December 31, 2025 and 2024.

NOTE 4 – GUARANTEED INVESTMENT CONTRACT WITH PRINCIPAL LIFE INSURANCE COMPANY AND PRINCIPAL TRUST COMPANY

The Principal Guaranteed Option is a fully benefit-responsive guaranteed investment contracts with Principal totaling $13,917,631 and $14,300,689 at December 31, 2025 and 2024, respectively. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is reviewed on a semi-annual basis for resetting. The guaranteed investment contract does not permit Principal to terminate the agreement prior to the scheduled maturity date.

This contract meets the fully benefit-responsive investment contract criteria and, therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

NOTES TO FINANCIAL STATEMENTS

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; or (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include: (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreement without the consent of the issuer.

NOTE 5 – RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

Plan investments are invested in mutual funds, guaranteed investment contracts, and pooled separate accounts managed by Principal Life Insurance Company as of and for the years ended December 31, 2025 and 2024. Principal Life Insurance Company is an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2025, the Plan held 255,539 shares of Ameris Bancorp common stock. During 2025, the Plan recorded $212,779 in cash dividends on Ameris Bancorp common stock.

NOTE 6 – INCOME TAX STATUS

The Plan is a word-for-word adopter of a prototype plan, for which the Trustee received a favorable determination letter from the Internal Revenue Service (“IRS”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 – ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company. Investment related expenses are included in net appreciation of fair value of investments.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTES TO FINANCIAL STATEMENTS
NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

AMERIS BANCORP
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 58-1456434, PLAN 002
DECEMBER 31, 2025

(a)	(b)	(c)	(d)	(e)
Parties-In-Interest	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost of Acquisition	Current Value

	INVESTMENTS
*	AMERIS BANCORP	Common Stock	**	$18,978,863
	AMERICAN CENTURY INVESTMENT MANAGEMENT - AMERICAN CENTURY MID-CAP VAL R6	Mutual Fund	**	1,319,897
	CAPITAL RESEARCH AND MGNT CO - AMERICAN FUNDS NEWPRSP R6 FND	Mutual Fund	**	4,208,580
	CAPITAL RESEARCH AND MGNT CO - AMERICAN FUNDS NEWWORLD R6	Mutual Fund	**	1,362,107
	JP MORGAN INVESTMENT MGMT INC JP MORGAN MID CAP GROWTH R6 FD	Mutual Fund	**	4,191,237
	JP MORGAN INVESTMENT MGMT INC JP MORGAN LARGE CAP GROWTH R6 FD	Mutual Fund	**	22,420,124
	MASSMUTUAL - MASSMUTUAL PREM IN-PRO & INC I	Mutual Fund	**	2,455,201
	MFS INVESTMENT MANAGEMENT - MFS INTERNATIONAL GROWTH R6 FUND	Mutual Fund	**	2,883,747
	PGIM INVESTMENTS, LLC - PGIM TOTAL RET BOND R6 FD	Mutual Fund	**	2,336,563
	PUTNAM INVESTMENTS - PUTNAM LARGE CAP VALUE R6 FUND	Mutual Fund	**	6,807,808
	VANGUARD GROUP - VANGUARD DEV MKTS INDEX ADM FD	Mutual Fund	**	4,392,187
	VANGUARD GROUP - VANGUARD MID CAP INDEX ADM FD	Mutual Fund	**	4,817,729
	VANGUARD GROUP - VANGUARD SM CAP INDEX ADM FUND	Mutual Fund	**	4,454,628
	VANGUARD GROUP - VANGUARD TTL BD MKT IDX ADM FD	Mutual Fund	**	2,905,953
	VANGUARD GROUP - VANGUARD 500 INDEX ADMIRAL FD	Mutual Fund	**	30,546,880
*	PRINCIPAL GUARANTEED OPTION	Investment Contract	**	13,917,631
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2015 SEP ACCT	Pooled Separate Account	**	2,885,346
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2020 SEP ACCT	Pooled Separate Account	**	8,361,411
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2025 SEP ACCT	Pooled Separate Account	**	22,669,158
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2030 SEP ACCT	Pooled Separate Account	**	32,572,742
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2035 SEP ACCT	Pooled Separate Account	**	35,231,092
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2040 SEP ACCT	Pooled Separate Account	**	31,038,280
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2045 SEP ACCT	Pooled Separate Account	**	25,981,956
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2050 SEP ACCT	Pooled Separate Account	**	15,036,430
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2055 SEP ACCT	Pooled Separate Account	**	12,058,980
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2060 SEP ACCT	Pooled Separate Account	**	7,484,997
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2065 SEP ACCT	Pooled Separate Account	**	3,148,264
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2070 SEP ACCT	Pooled Separate Account	**	835,774
*	MULTIPLE SUB-ADVISORS-PRINCIPAL SMCAP GROWTH I SEP ACCT	Pooled Separate Account	**	1,752,755
*	MULTIPLE SUB-ADVISORS-PRINCIPAL SMCAP VALUE II SEP ACCT	Pooled Separate Account	**	1,050,530
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM STR INC SEP ACCT	Pooled Separate Account	**	2,547,727
				330,654,577
	LOANS
*	NOTES RECEIVABLE FROM PARTICIPANTS	4.25% to 9.50% at various maturities; participant account balances as collateral	—	6,089,031
	TOTAL ASSETS HELD FOR INVESTMENT			$336,743,608

	* Represents a party-in-interest

	** Cost information not included as all investments are participant directed

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ameris Bancorp 401(k) Profit Sharing Plan
(Name of Plan)

Date:	June 23, 2026	By:	/s/ Stephanie Huckaby
Stephanie Huckaby
Plan Administrator